UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of April, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F                  Form 40-F      Y
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                  No      Y
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated April 28, 2008	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2008	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO
NYSE: CCJ
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
website: cameco.com
currency: Cdn

Cameco Agrees to Extend Deadline for Kumtor Agreements
Saskatoon, Saskatchewan, Canada, April 28, 2008. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Cameco Corporation announced today that it has agreed to a request from the Kyrgyz government for an extension from April 30, 2008 to June 1, 2008 for the closing date of previously announced agreements with Cameco and Centerra Gold Inc. The Kyrgyz government has indicated their review process has taken longer than anticipated. (For more information about these agreements, see Cameco’s news releases on August 30, 2007 and February 13, 2008).
Cameco has communicated to the Kyrgyz government it expects the transactions to be completed on the terms of the existing framework agreements. Kyrgyz parliamentary approval is one of a number of conditions to closing the agreements. There can be no assurance that parliamentary approval will be received or other conditions will be satisfied.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Lyle Krahn	(306) 956-6316